Exhibit 99.1

NEWS RELEASE

IGT Streamlines Business and Leadership Under New Organizational Structure

•	Aligns with the Company’s strategic focus

•	Provides a simplified, more agile, and customer-centric approach to market

•	Renato Ascoli appointed as CEO, Global Gaming

•	Fabio Cairoli appointed as CEO, Global Lottery

LONDON, U.K. – July 1, 2020 – International Game Technology PLC (“IGT” or the “Company”) (NYSE: IGT) today announced a new organizational structure focused primarily on two business segments: Global Gaming and Global Lottery. This new structure is designed to:

•	provide greater responsiveness to customers and players;

•	increase IGT’s effectiveness and competitiveness in providing products and solutions that address the opportunities of each market segment;

•	harmonize best practices across both B2B and B2C channels in each product category; and

•	reduce complexity and increase organizational efficiency to support IGT’s intrinsic value.

“A simplified organizational structure grounded in our core competencies creates a stronger, more focused IGT,” said Marco Sala, CEO of IGT. “We have always maintained a customer-first mentality and are positioning ourselves to meet ever-evolving needs in a dynamic, global marketplace. Global product segments enable us to leverage our extraordinary talent, unique insights as both an operator and service provider, and economies of scale to continue delivering unrivalled gaming experiences and create value for all stakeholders.”
Reporting to Marco Sala, Renato Ascoli will serve as CEO, Global Gaming; Fabio Cairoli will serve as CEO, Global Lottery. This new structure is effective from July 1, 2020, and IGT will start reporting its financial results under these two business segments starting with the third quarter of 2020. Financial results for the second quarter of 2020 will be reported in line with the legacy organizational structure.
The Global Gaming and Global Lottery segments will have all of the key operating capabilities and autonomy necessary to manage the business, including product management, sales, technology and research and development. The business segments will be supported by central corporate support functions that remain largely unchanged from a leadership standpoint, with the addition of a New Business and Strategic Initiatives function. The new structure addresses key synergy and development areas, while continuing to ensure appropriate governance.

Global Gaming will have full responsibility for the IGT Gaming business, consolidating North America, International and Italy B2C Gaming responsibilities. This includes PlayDigital, Sports and Italy Gaming — led by Enrico Drago — as well as Global Gaming Sales, Global Gaming Product Management, Global Gaming Studios, Global Manufacturing, Operations and Services including Global Gaming Technology.

Global Lottery will have full responsibility for the IGT Lottery business, consolidating North America, International and Italy. This includes Global Lottery Sales and Operations, Global Lottery Product and Sales Development, and Global Lottery Technology and Support.
This structure enhances global strategic vision and framework, leveraging proven customer focus and execution while positioning the organization for improved collaboration and best practices sharing.

Reporting to Marco Sala, Walter Bugno will lead a New Business and Strategic Initiatives corporate function. In line with the strategic objective of having a clear focus on our business’ priorities within IGT’s portfolio, this group is responsible for leading business development in jurisdictions where IGT is not present, and where — while there may be a company presence — there is no defined product segment presence.

Additionally, the New Business and Strategic Initiatives group is responsible for managing new in-country initiatives during the start-up phase and offering on-demand commercial support globally for key accounts with multiple product requirements. It will also be responsible for managing key strategic initiatives within existing jurisdictions as needed and as determined by company leadership. The group will work in unison with the two new global business units in delivery of all initiatives, with financials rolling up to Global Gaming and Global Lottery.

Executive Biographies
Prior to his appointment as CEO, Global Gaming, Renato Ascoli served as CEO, North America of IGT PLC. In this capacity, other than serving all North America Customers, he held global responsibility for product development, manufacturing, product management, technology and delivery of all the Company’s portfolio outside of Italy.

Prior to his appointment as CEO, Global Lottery, Fabio Cairoli served as CEO Italy of IGT PLC, where he was responsible for managing all business lines, marketing services, and sales for the Company’s Italian operations. Through his leadership of the largest lottery operator in the world, Mr. Cairoli shares insights and best practices with other organizations in the Company.

Prior to his role as leader of IGT New Business and Strategic Initiatives, Walter Bugno served as CEO, International of IGT PLC, where he was responsible for the management and strategic development of the International region. He led the Company’s lottery, gaming, and interactive businesses throughout Europe (except Italy), as well as in the Middle East, Latin America and the Caribbean, Africa, and the Asia-Pacific region.

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About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent, and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company’s business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
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James Hurley, Investor Relations, +1 (401) 392-7190

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